Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

January 27, 2025

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Purcell and Daniel Morris

Re:	Volato Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 31, 2024
File No. 001-41104

Dear Mr. Purcell and Mr. Morris:

This response letter (this “Response”) is submitted on behalf of Volato Group, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Heinen, dated January 17, 2025 (the “Comment Letter”), with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the SEC on December 31, 2024. The Company is concurrently submitting a first amendment to the Proxy Statement (“Amendment No. 1”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 1.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Preliminary Proxy Statement on Schedule 14A

PROPOSAL 2: ISSUANCE PROPOSAL, page 8

1.	We note you entered into the Security Purchases Agreement with the institutional investor (“Buyer”) and filed an 8-K detailing the agreement. However, in your December 4 Form 8-K and in this filing you do not name the Buyer. Please revise your disclosure to name the institutional investor or explain why you do not need to do so. See Item 1.01(a)(1) of Form 8-K.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission
Division of Corporate Finance
January 27, 2025

Response: In response to the Staff’s comments, the Company has revised its disclosure of the Securities Purchase Agreement throughout Amendment No. 1 to identify the Buyer.

2.	Please detail whether the 9.99% Beneficial Ownership cap to the Securities Purchase Agreement can be waived by either party.

Response: In response to the Staff’s comments, the Company has revised its disclosure of the Securities Purchase Agreement on page 9.

3.	You disclose the Conversion Price will be reduced on the Fixed Price Reset Day, and the Floor Price will be reduced on the Floor Price Reset Date. Please provide disclosure on how you intend to inform the shareholders of the changes to the Conversion Price and Price Floor.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the Company believes it has adequately informed stockholders of the mechanics through which a reduction in the Conversion Price and/or Floor Price may occur. Specifically, the Company filed a Current Report on Form 8-K with the Staff on December 5, 2024 (the “Form 8-K”), stating (among other things) that (i) the Conversion Price will reset on the three (3) month anniversary of the issuance date of each Note, on the same day of each third month thereafter, upon any trading day when the aggregate trading value of the Company’s common stock is equal to or greater than $250,000, and upon the occurrence of an Event of Default (as defined in the Notes); and (ii) the Floor Price will reset on the six (6) month anniversary of the issuance date of each Note, on the same day of every sixth month thereafter, or on a date as set forth in a written notice to the holder of the applicable Note. The Form 8-K also included a description of how the Conversion Price and Floor Price will be calculated on each applicable reset date. Amendment No. 1includes substantially similar disclosure.

In accordance with the Company’s regular reporting requirements under the Securities Exchange Act of 1934, as amended, the Company will file a Current Report on Form 8-K in the event that the parties amend the Securities Purchase Agreement or any Note whereby such amendment impacts the reset or calculation of the Conversion Price and/or Floor Price. Furthermore, the Conversion Price and/or Floor Price associated with any conversion of Notes into common stock will be reported by the Company in an applicable Quarterly Report on Form 10-Q or Annual Report on Form 10-K for the appropriate period.

4.	Please detail any potential dilutive effects that the Securities Purchase Agreement, its approval, and its exercise may have on existing shareholders.

Response: In response to the Staff’s comments, the Company has revised its disclosure of the Securities Purchase Agreement on page 11.

5.	Please expand your disclosure to detail any potential consequences if this Proposal is not approved. For example, please detail the company's ability to make amortization payments in the event that the proposal is not approved.

Response: In response to the Staff’s comments, the Company has revised its disclosure of the Securities Purchase Agreement on page 11.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission
Division of Corporate Finance
January 27, 2025

6.	Please provide all material terms of the Securities Purchase Agreement. For example, please provide the aggregate principal amount available in additional closings.

Response: In response to the Staff’s comments, the Company has revised its disclosure of the Securities Purchase Agreement on page 8.

General

7.	Please confirm neither proposal is related to a merger, acquisition, or similar material transaction.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that neither proposal is related to a merger, acquisition, or similar material transaction.

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Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mark Heinen
Chief Financial Officer
Volato Group, Inc.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin